July 12, 2012

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549-6010

Attention: Linda Cvrkel, Branch Chief

RE:	Leapfrog Enterprises, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 001-31396

Dear Ms. Cvrkel:

We are submitting this letter in response to your comment letter, dated June 15, 2012, to Mr. Mark A. Etnyre, Chief Financial Officer of LeapFrog Enterprises, Inc. (the “Company”) setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011. For convenience, the text of the Staff’s comments has been included in this letter and the numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter.

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Comment 1. Please revise to discuss and analyze net sales and cost of sales (rather than just gross margins) separately for each segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate and meaningful to investors.

Response: The Company’s consolidated and segment results of operations disclosures in MD&A will be revised to include a cost of sales line in the summary tables, as well as separate discussion of cost of sales. The Company will implement this revision in conjunction with its next required Form 10-Q filing for the quarter ended June 30, 2012 and for all filings thereafter.

Liquidity and Capital Resources, page 29

Comment 2. We note your disclosure that you expect that capital expenditures in 2012, including those for capitalized content and website development costs, will be funded with cash flows generated by operations. Please revise to disclose an estimate of your expected capital expenditures for fiscal 2012.

Response: The Company will disclose within its discussion on Liquidity and Capital Resources in MD&A an estimate of future capital expenditures. The Company will implement this revision in conjunction with its next required Form 10-Q filing for the quarter ended June 30, 2012 and for all filings thereafter.

Comment 3. We note your disclosure in Note 10 that undistributed earnings of the Company’s foreign subsidiaries amount to approximately $11.3 million at December 31, 2011. Due to the significant amount of cash on the balance sheet, please revise the liquidity discussion in MD&A to disclose the amount of cash and short term investments held by foreign subsidiaries. Your disclosure should also include a statement that you would need to accrue and pay taxes if this amount was repatriated and that you do not intend to repatriate the funds.

Response: The Company will disclose, within its discussion on Liquidity and Capital Resources of its MD&A, the amount of cash and short term investments held by foreign subsidiaries. In addition, a statement will be added to indicate that the Company would need to accrue and pay taxes if this amount was repatriated and that it does not intend to repatriate the funds. An example of the language that we intend to include in future filings is as follows:

U.S. Securities and Exchange Commission

July 12, 2012

Cash and cash equivalents totaled $71.9 million and $19.5 million at December 31, 2011 and 2010, respectively. The increase in cash balance was due to an increase in net sales as well as more timely cash collections from our customers. Cash held by our foreign subsidiaries totaled $16.3 million and $9.5 million at December 31, 2011 and 2010, respectively. We do not intend to repatriate any foreign cash as it will be used to fund foreign operations. However, if we were to do so, any associated tax liability would be fully offset by our domestic valuation allowance. In line with our investment policy, all cash equivalents were invested in high-grade money market funds at December 31, 2011. No cash equivalents were held by our foreign subsidiaries at December 31, 2011.

The Company will implement this revision in conjunction with its next required Form 10-Q filing for the quarter ended June 30, 2012 and for all filings thereafter.

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page 46

Comment 4. We note your disclosure that net sales consist of gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated sales returns, allowances for defective products, promotional markdowns, charge-backs and price changes, and cooperative promotional arrangements. If the amount of these discounts and allowances is material, please disclose this amount in your notes to the financial statements.

Response: The Company respectfully refers the Staff to Schedule II – Valuation and Qualifying Accounts and Allowances of the Company’s Form 10-K included at Appendix A as satisfaction of the requested disclosure.

Note 13. Stock Based Compensation, page 58

Comment 5. We note your disclosure that in 2011 stock based compensation expense includes the reversal of $950,000 in stock option compensation expense in connection with the departure of certain senior level employees including the former CEO. Please explain to us the reason for the reversal in light of the fact that the recognition of stock based compensation is for past services performed. As part of your response please tell us why you believe it is appropriate to reverse the expense in 2011.

Response: The Company respectfully submits to the Staff that, in line with Accounting Standards Codification (“ASC”) 718-10-30 – Initial Measurement, the Company’s stock based compensation expense is based on those awards ultimately expected to vest, reduced by an estimate of future forfeitures. The Company’s forfeiture rate assumption is based on historical experience. The stock based compensation expense reversal of $950,000 was associated with stock options that had an initial one-year “cliff” service requirement before any vesting would occur. Prior to fulfillment of the requisite one-year cliff service requirement, the senior level executives holding the options terminated their employment with the Company.

According to ASC 718-10-35 – Subsequent Measurement, “An entity shall base initial accruals of compensation cost on the estimated number of instruments for which the requisite service is expected to be rendered. That estimate shall be revised if subsequent information indicates that the actual number of instruments is likely to differ from previous estimates. The cumulative effect on current and prior periods of a change in the estimated number of instruments for which the requisite service is expected to be or has been rendered shall be recognized in compensation cost in the period of the change.” As such, upon the termination of employment of the senior level executives, we reversed the expense in the period.

U.S. Securities and Exchange Commission

July 12, 2012

General

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Robert Lattuga, Vice President and General Counsel, at (510) 596-3328 or rlattuga@leapfrog.com, or myself at (510) 596-5496 or metnyre@leapfrog.com if you should have any additional questions, comments or concerns.

Sincerely,

/s/ Mark A. Etnyre
Mark A. Etnyre
Chief Financial Officer